299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

May 18, 2018

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Finance

Office of Transportation and Leisure

Mail Stop 3561

Washington, D.C.  20549

Re:NewBridge Global Ventures, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed April 27, 2018

File No. 333-224497

Dear Mr. McWilliams:

We are in receipt of your comment letter dated May 8, 2018, regarding the Registration Statement (“Registration Statement”) on form S-1 filed by NewBridge Global Ventures, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Registration Statement on Form S-1

General

1. We note that you are attempting to register a resale of 2,000,000 shares of common stock held by GHS Investments, LLC.  We also note your disclosure on page 8 that you have 4,204,361 shares held by non-affiliates.  Please amend your registration statement to decrease the number of GHS’s shares to be registered to no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

The number of shares registered for resale by GHS Investments, LLC has been reduced in the Amendment No. 1 to the Registration Statement to 1,850,000, which is less than one-third of the Company’s public float.  In no case will GHS be allowed to purchase an amount which is more than one third of the Company’s float, excluding shares beneficially owned by affiliates.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.